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                                UNITED STATES                  SEC File Number
                     SECURITIES AND EXCHANGE COMMISSION               0-14691
                            Washington, D.C. 20549
                                                                  Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  and Form 10-KSB(X) Form 20-F __ Form 11-K
            __ Form 10-Q __ Form N-SAR

                 For Period Ended: December 31, 1997
                 [ X ]     Annual Report on From 10-K
                 [   ]     Transition Report on Form 20-F
                 [   ]     Transition Report on Form 11-K
                 [   ]     Transition Report on Form 10-Q
                 [   ]     Transition Report on Form N-SAR
                 For the Transition Period Ended: December 31, 1997

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION


SENETEK PLC
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Full Name of Registrant


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Former Name if Applicable

23 Palace Street
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Address of Principal Executive Office (STREET AND NUMBER)

London, United Kingdom SW1E SHW
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City, State and Zip Code

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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 __      (a)     The reasons described in reasonable detail in Part III of
                 this form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report on Form 10-K,  or portion thereof, will be filled on or before the fifteenth calendar day following the prescribed due date.

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

          The Registrant was advised by its auditing firm that the auditing was unable to be finalized for the year end as a result of not receiving third party confirmation. Attached hereto is a letter from Price Waterhouse, the Registrant's accounting firm, confirming the within.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Joseph Baratta                212                  750-9700
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
         subject report or portion thereof?    X  Yes   __ No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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          Recognition of stock based compensation expense in accordance with APB
          25, for the Company's Option plans. Amount involved is circa #3 million in fiscal 1997 compared to nil in fiscal 1996


                                SENETEK PLC
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   March 30, 1998                By   /s/ Paul A. Logan
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                                       Paul A, Logan, Director & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
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                                PRICE WATERHOUSE
                               No 1 London Bridge
                                 London SE1 9QL


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

The Board of Directors
Senetek PLC
23 Palace Street
London, United Kingdom
England
SW1E SHW

                                Re: Senetek PLC

Gentlemen:

     Please be advised that we are not able to complete our audit of your financial statements to permit you to complete and file your Form 10-K for the fiscal year ended December 31, 1997 inasmuch as were are not yet in receipt of certain third party confirmations and audit responses. However, we anticipate that such information will be received shortly which will permit us to complete our audit by the first week of April 1998.

     We understand that you will include this statement in the Notification of Late Filing under Rule 12b-25 which you are filing with the Securities and Exchange Commission and we hereby consent to such inclusion.


                                          Very truly yours,

                                          PRICE WATERHOUSE

                                          By: /s/  C. Tompsett
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London, England
March 30, 1998